UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 10, 2012

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL REPORTS CHAIRMAN OF MECHEL OAO BOARD OF DIRECTORS MEETING WITH POSCO
CHIEF EXECUTIVE OFFICER

Moscow, Russia — September 10, 2012 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, reports the meeting between Chairman of
Mechel OAO’s Board of Directors Igor Zyuzin and POSCO Chief Executive Officer
Chung Joon-Yang during the Business Summit of the Asia Pacific Economic
Cooperation (APEC).
During the meeting, the two sides discussed the results of the joint efforts made according to the Framework Project Agreement signed by the two companies in
2011. The Agreement calls for strengthening and expanding mutual cooperation for implementation of joint projects in the steel industry, mining and logistics.
The sides discussed options for further development of their strategic partnership and issues of expanding cooperation regarding supplies of Mechel coal products to POSCO enterprises.
Construction of a permanent worker settlement at Elga Coal Complex, where POSCO construction subsidiary POSCO A&C is general contractor, was also discussed.
Construction of a permanent worker settlement at Elga Coal Complex is a key milestone for developing the Elga deposit, one of the world’s largest coking coal fields with 2.2 billion tonnes of reserves under JORC standards of coal grades that are highly in demand both domestically and internationally.
Mechel OAO has long-standing and stable partnership relations with enterprises in South Korea, where it exports coal products. POSCO is one of the world’s leading steelmaking companies and a major consumer of Mechel’s coking coal.
***
Mechel OAO
Maria Kolmogorova
Tel: + 7 495 221 88 88
maria.kolmogorova@mechel.com

***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, ferrochrome, ferrosilicon, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: September 10, 2012	By:	Yevgeny V. Mikhel
	Name:	Yevgeny V. Mikhel
	Title:	CEO